                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]

    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

    FOR THE TRANSITION PERIOD FROM ___________________ TO ___________________


                         COMMISSION FILE NUMBER 1-10269

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)


                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

4. ERISA Financial Statements and Schedules and Exhibits:

   (a) Financial Statements and Schedules:

       Independent Auditors' Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998 and the related Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999 - Allergan, Inc. Savings and Investment Plan.

       Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998 - Allergan, Inc. Savings and Investment Plan.

       Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999 - Allergan, Inc. Savings and Investment Plan.

       Notes to Financial Statements - Allergan, Inc. Savings and Investment
       Plan.

       Schedule of Assets Held for Investment Purposes - At End of Year - Allergan, Inc. Savings and Investment Plan.

   (b) Exhibits

       Exhibit 23 - Consent of KPMG LLP

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           ALLERGAN, INC. SAVINGS
                                           AND INVESTMENT PLAN


Date: June 28, 2000                        By: /s/ Francis R. Tunney, Jr.
                                               ---------------------------------
                                               Francis R. Tunney, Jr.
                                               Allergan, Inc. Corporate Benefits
                                               Committee (formerly known as
                                               Management Plan Committee)

                                 ALLERGAN, INC.

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules


                                                                         Page
                                                                         ----
Financial Statements

Independent Auditors' Report ...........................................   1

Statements of Net Assets Available for Plan Benefits --
  December 31, 1999 and 1998............................................   2

Statement of Changes in Net Assets Available for Plan Benefits --
  Year ended December 31, 1999..........................................   3

Notes to Financial Statements...........................................   4


                                                                        Schedule
                                                                        --------
Supplementary Schedule

Schedule of Assets Held for Investment Purposes -- At End of Year.......   1

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and for the year ended December 31, 1999, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

Orange County, California
June 15, 2000

                                 ALLERGAN, INC.
                           Savings and Investment Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1999 and 1998

                                                    1999                  1998
                                               -------------         -------------
ASSETS

Investments, at fair value:

  Common Stock, Common/Collective
    Trusts, Mutual funds, and
    Participant Loans                          $ 242,387,868         $ 179,878,502

Interest bearing cash and cash
  equivalents                                        311,285               400,535

Receivables:

     Accrued interest and dividends                    4,228                 1,490

     Sales pending settlement                        437,701                12,666
                                               -------------         -------------
Total Receivables                                    441,929                14,156
                                               -------------         -------------
         Total Assets                            243,141,082           180,293,193
                                               -------------         -------------

LIABILITIES

Payables:

     Purchases pending settlement                        (39)                   (8)

     Short-term fund investment fees                 (21,044)              (86,528)
                                               -------------         -------------
         Total Payables                              (21,083)              (86,536)
                                               -------------         -------------
Net assets available for Plan benefits         $ 243,119,999         $ 180,206,657
                                               =============         =============

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1999

                                                       1999
                                                  --------------
Additions to Plan assets attributed to:

Transfer from Puerto Rico
   Savings & Investment Plan                      $   6,865,298
                                                  -------------

Net appreciation in fair value
  of investments                                     50,256,976

Interest                                              1,865,025

Dividends                                               542,159
                                                  -------------

Total investment income                              52,664,160

Contributions:
     Employer - Company match                         3,506,509

     Rollover contributions                           2,475,091

     Employees:
       Before tax                                    10,470,590
       After tax                                      1,560,996
                                                  -------------
Total contributions                                  18,013,186
                                                  -------------
Total additions                                      77,542,644
                                                  -------------
Deductions from Plan assets attributed to:

Withdrawals and distributions                       (14,278,438)

Administrative expenses                                (350,864)
                                                  -------------
Total deductions                                    (14,629,302)
                                                  -------------
Increase in net assets
  available for Plan benefits                        62,913,342

Net assets available for Plan
  benefits, beginning of year                       180,206,657
                                                  -------------
Net assets available for Plan
  benefits, end of year                           $ 243,119,999
                                                  =============

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)  Description of the Plan

     The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Sections 401(a) and (k) of the Internal Revenue Code (Code) of 1986.

     Effective January 1, 1999, the Company amended and combined the Plan with the Puerto Rico Savings and Investment Plan.

     Under terms of the Plan, eligible United States employees may voluntarily elect to contribute:

     (1) "After-tax" dollars up to 20% of their defined compensation under sections 401(a) and 401 (m) of the Code or,

     (2) "Before-tax" dollars up to the lesser of 20% of their defined compensation or $10,000 for the year ended December 31, 1999, under sections 401(k) and 402 (g) of the Code or,

     (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 20% of their defined compensation or $30,000 under section 415 (c) of the Code.

     Under terms of the Plan, eligible Puerto Rico employees may voluntarily elect to contribute:

     (1) "After-tax" dollars up to 20% of their defined compensation under sections 401(a)and 401 (m) of the Code or the counterpart Puerto Rican Code sections 165 (e) and 1023 (n) or,

     (2) "Before-tax" dollars up to 20% of their defined compensation not to exceed the lesser of $8,000 or 10% of their defined compensation for the year ended December 31, 1999, under sections 401(k) and 402 (g) of the Code or the counterpart Puerto Rican Code sections,

     (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 20% of their defined compensation or $30,000 under section 415 (c) of the Code or the counterpart Puerto Rican code sections.

     Contributions

     For domestic employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

     For Puerto Rico employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

     Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

     Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund except for participants at least age 55, who may elect to have Company contributions, both past and current, invested in any of the funds.

     Investment Options

     Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

     A description of each investment fund follows:

     Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

     Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

     Interest Income Fund - The Interest Income Fund is invested in a portfolio of short term money market funds. The Fund is managed by LaSalle National Trust under the name "LaSalle Income Plus Fund."

     Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

     Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

     Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century under the name "Twentieth Century Ultra Fund."

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

     The number of employees participating in these funds at December 31, 1999 and 1998 was as follows:

                                                   1999             1998
                                               -----------      -----------
                                               (Unaudited)      (Unaudited)
     Allergan, Inc. Common Stock Fund             3,156             2,554
     Balanced Fund                                2,063             1,727
     Interest Income Fund                         1,279             1,286
     Growth and Income Fund                       2,263             2,032
     Global Equity Fund                           1,417             1,209
     Aggressive Growth Fund                       1,725             1,478

     Participant Accounts

     Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

     Participant Loan Fund

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding twelve months or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

     Vesting and Forfeitures

     Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. In 1999, forfeitures totaled $859,776.

     Withdrawals

     Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

     Prior to age 59 1/2, employee "before-tax" contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

     Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. Payment is in the form of a lump sum (in cash or in cash and common stock of Allergan, Inc.). If the participant's account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

     Continuation of the Plan

     The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

     Investments

     Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Twentieth Century Ultra Fund, Interest Income Fund and New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at their outstanding balance, which approximates fair value.

     Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Interest Bearing Cash and Cash Equivalents

     Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

     Administrative Expenses

     Certain administrative expenses of the Plan are paid by the Company.

     New Accounting Pronouncement

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 (SOP 99-3), Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure of certain investments and is effective for plan years ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to the current year's presentation.

(3)  Investments

     The following tables present the fair values of investments representing 5% or more of the Plan's net assets.

                                                                        1999
                                               ---------------------------------------------------
                                                No. Shares,
                                                 Units or
                                                 Principal                                Fair
                                                 Amounts              Cost                Value
                                                -----------        -----------        ------------
Common Stock:

      Allergan, Inc.                              1,844,796        $ 32,462,058       $ 91,778,601
                                                ===========        ============       ============

Common/Collective Trusts:

      LaSalle National Trust
        annual effective returns varying
        from 6.16% to 6.29% in 1999              25,209,901        $ 25,209,901       $ 25,209,901
                                                ===========        ============       ============

Mutual Funds:

      American Balanced Fund                      2,166,410        $ 30,500,498        $31,239,629
      Investment Company of America Fund          1,453,380          36,220,666         47,176,699
      New Perspective Fund                          565,263          12,496,881         16,641,354
      Twentieth Century Ultra Fund                  558,313          18,350,692         25,559,591
                                                ===========        ------------       ------------

      Total Mutual Funds                                           $ 97,568,737       $120,617,273
                                                                   ============       ============


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

                                                                        1998
                                               ---------------------------------------------------
                                                No. Shares,
                                                 Units or
                                                 Principal                                Fair
                                                 Amounts              Cost                Value
                                                -----------        -----------         -----------
Common Stock:

      Allergan, Inc.                               847,610         $23,167,929         $54,882,764
                                                ==========         ===========         ===========

Common/Collective Trusts:

      LaSalle National Trust
        annual effective returns varying
        from 6.16% to 6.29% in 1999             24,271,867         $24,271,867         $24,271,867
                                                ==========         ===========         ===========

Mutual Funds:

      American Balanced Fund                     1,937,060         $26,695,256         $30,528,059
      Investment Company of America Fund         1,370,134          31,905,163          42,570,069
      New Perspective Fund                         407,882           7,976,783           9,360,890
      Twentieth Century Ultra Fund                 441,816          13,105,574          14,761,084
                                                ==========         -----------         -----------

      Total Mutual Funds                                           $79,682,776         $97,220,102
                                                                   ===========         ===========


(4)  Federal Income Taxes

     The Plan obtained its latest determination letter on September 24, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable

                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1999 and 1998


     requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)  Outstanding Commitments to Participants

     At December 31, 1999 and 1998, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

                                                                      SCHEDULE 1

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                Schedule of Assets Held for Investment Purposes -
                                 At End of Year

                                                 No. Shares,
                                                  Units or
                                                  Principal                              Fair
                                                   Amounts             Cost              Value
                                                 -----------        -----------       ------------
Common Stock:

*  Allergan, Inc.                                 1,844,796         $32,462,058       $ 91,778,601
                                                ===========         ===========       ============

Common/Collective Trusts:

      LaSalle National Trust
        annual effective returns varying
        from 6.16% to 6.29% in 1999              25,209,901         $25,209,901       $ 25,209,901
                                                ===========         ===========       ============

Mutual Funds:

      American Balanced Fund                      2,166,410          30,500,498         31,239,629
      Investment Company of America Fund          1,453,380          36,220,666         47,176,699
      New Perspective Fund                          565,263          12,496,881         16,641,354
      Twentieth Century Ultra Fund                  558,313          18,350,692         25,559,591
                                                ===========         -----------       ------------

      Total Mutual Funds                                            $97,568,737       $120,617,273
                                                                    ===========       ============

Participant Loans
  interest rates varying from 9.00%
  to 9.50% in 1999, latest maturity 2014          4,782,093         $         0        $ 4,782,093
                                                ===========         ===========        ===========

Temporary Investments and Deposits:

*  Mellon Bank
   EB Temporary Investment Fund,
     annual effective rate 5.5%                    311,285          $   311,285        $   311,285
                                                ===========         ===========        ===========

--------------
*  Party in interest

                 See accompanying independent auditors' report.

                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER                    DESCRIPTION
        -------                   -----------

          23                  Consent of KPMG LLP